SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2026

Commission File No. 1-8887

TransCanada PipeLines Limited

(Translation of Registrant’s Name into English)

450 — 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐¨   Form  40-F ☒

Exhibits 99.1, 99.2 and 99.3 to this report, furnished on Form 6-K, shall be incorporated by reference into the following Registration Statement under the Securities Act of 1933, as amended: Form F-10 (File No. 333-283633).

EXHIBIT INDEX

99.1	Underwriting Agreement, dated April 14, 2026, by and among TransCanada PipeLines Limited, Citigroup Global Markets Inc., Barclays Capital Inc. and Mizuho Securities USA LLC, for themselves and as representatives of the several underwriters named therein.

99.2	Consent of Blake, Cassels & Graydon LLP.

99.3	Consent of White & Case LLP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2026	TRANSCANADA PIPELINES LIMITED

	By:	/s/ David Marchand
	Name:	David Marchand
	Title:	Vice-President, Finance and Treasurer

	By:	/s/ Jane M. Brindle
	Name:	Jane M. Brindle
	Title:	Vice-President, Law and Corporate Secretary